Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 8, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11097
Cboe Vest Regional Banking Buffered 20 Portfolio
(the “Trust”)
CIK No. 1989593 File No. 333- 274717

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Cover Page

1.Please revise the “before” and “after” parentheticals relating to the cap and buffer amounts throughout the prospectus to remove the reference to the Trust’s annual operating expenses.

Response:In accordance with the Staff’s comment, the disclosure has been revised accordingly.

Portfolio

2.Please include a statement the Trust’s portfolio is concentrated in investments that provide exposure to the banking sector.

Response:In accordance with the Staff’s comment, the Trust has added the following disclosure to the “Objective” section of the prospectus:

The Trust is concentrated (i.e., invests 25% or more of Trust assets) in investments that provide exposure to the banking sector.

Additionally, the Trust has added the following risk factor immediately preceding the “Banking Companies Risk”:

Concentration Risk. When 25% or more of a trust’s portfolio is invested in securities that provide exposure to companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Trust is concentrated in investments that provide exposure to the banking sector.

3.The Staff notes the disclosure states, “Under normal market conditions, the Trust will invest at least 80% of its net assets in investments that provide exposure to banking companies.” Please revise “banking companies” to “regional banking companies” to better align with the Trust’s name and provide a definition of “regional banking companies.”

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

Under normal market conditions, the Trust will invest at least 80% of its net assets in investments that provide exposure to regional banking companies, which are those companies included in the Underlying Index (as defined below).

4.The Staff notes the SPDR S&P Regional Banking ETF (the “Underlying ETF”) filed a supplement dated June 21, 2023 to add additional detail regarding regional bank risk. Please add corresponding disclosure to the Trust’s prospectus to better align with the disclosure of the Underlying ETF.

Response:In accordance with the Staff’s comment, the “Banking Companies Risk” has been replaced in its entirety with the following disclosure:

Banking Companies Risk. The performance of bank stocks may be affected by extensive governmental regulation, which may limit the amounts and types of loans and other financial commitments they can make, the interest rates and fees they can charge, and the amount of capital they must maintain. The impact of changes in regulations and capital requirements on a banking company cannot be predicted and may negatively impact such banking company. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact banking companies. Banks may also be subject to severe price competition. Competition is high among banking companies and failure to maintain or increase market share may result in lost market value.

Regional Bank Risk. Investments in regional banks, which may be small or medium in size, may involve greater risk than investing in larger, more established banks. Securities of regional banks are often less liquid and subject to greater volatility and less trading volume than is customarily associated with securities of larger banks. A regional bank’s financial performance may be dependent upon the business environment in certain geographic regions of the United States and, as a result, adverse economic or employment developments in such regions may negatively impact such regional bank and, in turn, the Underlying ETF.

Additionally, the Trust has updated its disclosure in “The Underlying ETF and the Underlying Index” section to align with the Underlying ETF’s most recent amendment to its registration statement.

5.The Staff notes the addition of the “Futures Contract Risk” for the Trust. Please confirm whether this risk is unique to the Trust or if the Sponsor’s other defined outcome UITs should include this risk.

Response: The Trust confirms that “Futures Contract Risk” is unique to the Underlying ETF for this Trust, and is therefore only applicable to the Trust.

6.Please explain why the “Futures Contract Risk” is more prominent in the “Risks Factors” section of the prospectus.

Response:The Trust notes the ordering of risk factors generally corresponds to the order of risks of the Underlying ETF and the risks of the Underlying ETF are grouped together. As such, the Trust believes the current ordering of risk factors is appropriate.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon